Exhibit 99.1

Jack Ma and Joseph C. Tsai Affiliated Entities and Philanthropic Foundations
Adopt Rule 10b5-1 Share Sales Plans

JC Properties Limited and JSP Investment Limited, entities affiliated with Jack Ma, founder and executive chairman of Alibaba Group Holding Limited (the “Company”), and The Jack Ma Philanthropic Foundation, a philanthropic foundation affiliated with Mr. Ma, have adopted a pre-arranged share sales plan in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended (“Rule 10b5-1”).  The plan allows for the sale of up to 21.4 million shares of the Company commencing in April 2019 and through April 2020.  The 21.4 million shares of the Company represent approximately 12.8% of the holdings under Mr. Ma’s beneficial ownership.

PMH Holding Limited and Parufam Limited, entities affiliated with Joseph C. Tsai, executive vice chairman of the Company, and Joe and Clara Tsai Foundation, the philanthropic foundation affiliated with Mr. Tsai, have adopted a pre-arranged share sales plan in accordance with Rule 10b5-1.  The plan allows for the sale of up to 9.2 million shares of the Company commencing in April 2019 and through the end of 2019.  The 9.2 million shares of the Company represent approximately 15.5% of the holdings under Mr. Tsai’s beneficial ownership.

These plans have been put in place for ordinary wealth planning purposes and to meet philanthropic commitments.

In accordance with these plans, the sales will occur from time to time pursuant to fixed instructions for trades based on prices and volume restrictions, to be executed by third-party brokers.

Rule 10b5-1 allows corporate officers and directors to adopt written, pre-arranged stock trading plans to meet commitments and wealth planning requirements, spreading stock trades out over an extended period of time to reduce any market impact and avoid concerns about whether they had material, non-public information.

March 14, 2019